Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Board Additions

TAIPEI, Taiwan, November 29, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today the appointments of Dirk Chen and Casey Tung to its board. The appointments are effective immediately.

“Dirk and Casey are experienced business leaders with proven abilities in building strong, efficient operations – two great additions to our board,” stated GigaMedia Limited Chairman Michael Ding. “Their deep business insight will help provide critical guidance; we look forward to their assistance going forward as we continue to work to turn around the company’s performance.”

Dirk Chen has extensive experience in finance and business operations. He is currently a special advisor to GigaMedia. Mr. Chen served as senior adviser to the chairman’s office of investment firm Chailease Finance Co., Ltd. in Taiwan from May 2011 until June 2011. Prior to that, he was the chief financial officer of Grand Pacific Financial Holdings Corp. and president and chief financial officer of Grand Pacific Finance Corp, both in New York. From 2006 until 2009, Dirk was the chief financial officer of Financial One Corp. in Singapore. He served as chief financial officer of Chailease International Finance Corp. in China from 2005 through 2009, and as chief financial officer of Chailease Finance Co., Ltd. in Taiwan from 2003 until 2009. Mr. Chen holds a Master of Business Administration degree from the MIT Sloan School of Management and a Bachelor of Arts degree from Soochow University in Taiwan.

Casey Tung is the principal owner of the accounting offices of Casey Tung in California. Mr. Tung founded the business in 1991, which serves a number of publicly listed companies and practices in the areas of attestation, taxation, and advisory on matters such as mergers and acquisitions, financing, and reorganizations. Mr. Tung is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He holds a Master of Science in Business Administration from California State University, Long Beach and a Bachelor of Commerce degree from Soochow University in Taiwan.

GigaMedia also announced that Casey Tung will join the audit committee, replacing Nancy Hu.

Following the changes announced today, GigaMedia’s board is comprised of nine members with more than a majority as independent directors.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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